SCHEDULE 13 G
BNCCORP.,  (Name of Issuer)

Common Stock (Title of Class of Securities)

055936108  (CUSIP Number)

May 9, 2001  (Date of Event Which Requires Filing of this statement)

This Schedule is filed pursuant to Rule 13d-1 (c)

1. Name of Reporting Person   ( Kenneth Hilton Johnson )
2. Check if member of a group   ( Not Applicable )
3. SEC Use Only
4. Citizenship or Place of Organization  ( United States)

Number of Shares Beneficially Owned By Each Reporting Person With:

5. Sole Voting Power  ( 123,000 )
6. Shared Voting Power ( 0 )
7. Sole Dispostive Power ( 123,000 )
8. Shared Dispositive Power  ( 0 )

9. Aggregate Amount Beneficially Owned By Each Reporting Person ( 123,000)
10. Check Box if the Aggregate Amount in Row (9) Excludes ( N/A )
11. Percent of Class Represented by Amount in Row 9 ( 5.125 %)
12. Type of Reporting Person ( individual )